Mail Stop 4561

August 21, 2007

By U.S. Mail and facsimile to (201) 703-4171

William V. Hickey, Chief Executive Officer
Sealed Air Corporation
200 Riverfront Boulevard
Elmwood Park, NJ 07407-1033

> **Re:** **Sealed Air Corporation**
> **Definitive 14A**
> **Filed April 5, 2007**
> **File No. 001-12139**

Dear Mr. Hickey:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Director Compensation Table, page 9

1. Please give appropriate consideration to the disclosure requirements relating to charitable awards programs and director legacy programs. In this regard, the information in footnote (4) appears to require tabular disclosure in column (g) under Item 402(k)(2)(vii). Please ensure that the directors' compensation table is a complete reflection of the amounts that are required to be reported under Item 402(k). See also Instruction 1 to Item 402(k)(2)(vii).

Compensation Discussion and Analysis, page 16

2. Please provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2006. For example, you provide little, if any, discussion of why you made particular equity awards in 2006. Provide sufficient quantitative and qualitative analysis of the factors the Committee considered in making specific compensation awards, *e.g.*, the extent to which compensation compares to that of the benchmarked companies, achievement of business objectives, individual performance, and other internal and external factors. Revise the Compensation Discussion and Analysis to explain and place in context how you considered each element of compensation, how you determined particular payout levels, and why determinations with respect to one element may or may not have influenced the Committee's decisions with respect to other allocated or contemplated awards.

3. Revise the Compensation Discussion and Analysis to capture material differences in compensation policies with respect to individual named executive officers. See Section II.B.1 of Commission Release No. 33-8732A. There is some disparity in Mr. Hickey's compensation as compared to that of the other named executive officers. Refer, for example, to the stock awards made to Messrs. Hickey, Kelsey, and Pesci. Provide a more detailed discussion of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss this on an individualized basis.

4. It does not appear as though you have addressed how determine when to award equity-based compensation. Please refer to Item 402(b)(2)(iv) of Regulation S-K and, to the extent appropriate, Section II.A Release 33-8732A.

5. You indicate that you correlate incentive awards with the achievement of certain individual objectives. Please provide appropriate disclosure of the specific individual objectives used to determine incentive payments and how you structure your incentive awards around such performance goals and individual objectives. Also disclose whether any discretion can be or has been exercised with respect to meeting these individual objectives and to whom such discretion is applicable. Please see Items 402(b)(2)(v) and (vi) of Regulation S-K.

6. Please disclose the financial performance-related factors that are tied to 2007 incentive compensation in accordance with Item 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent you believe that such disclosure is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, provide a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure pursuant to Instruction 4. In discussing how difficult it will be for you to achieve the target levels or other factors, provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. In this regard, consider providing disclosure that addresses the relationship between historical and future achievement and the extent to which the Committee set the incentive parameters based upon a probability that you would achieve the performance objectives.

Employment Contracts and Payments Upon Termination or Change in Control, page 27

7. Please provide narrative disclosure of the estimated payments and benefits that would be provided in each covered circumstance and how the appropriate payment and benefit levels are determined under the various circumstances that would trigger payments or provision of benefits. See Section II.C.5.c of Release No. 33-8732A. Also discuss the rationale for decisions made in connection with these arrangements and how they fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.

Please respond to our comments by September 21, 2007 or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3397 with any questions.

Sincerely,

Jay E. Ingram
Attorney Advisor